ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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tel 212-506-5000
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Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

February 18, 2003

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is Press Information dated February 13, 2003 of Flughafen Wien A.G., which has been published by the Company since our last submission of January 23, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

J. Gäbel

Johannes K. Gäbel
U.S. Authorized Representative

JKG/ejm
Enclosure

dlw 3/4

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

Press Information

Vienna International Airport
Strong traffic growth in January

The development of traffic at Vienna International Airport was unusually strong in January 2003. The total number of passengers rose by 15.1%, with transfers increasing by an excellent 25.1%. Flight movements and maximum take-off weight (MTOW) increased by 7.3% and 12.4%, respectively. Cargo showed better than expected results with a plus of 16.4%.

Developments in the long-haul segment were varied. Fewer passengers travelled to Washington (-3.3%) and New York (-6.6%), but the Far East showed enormous growth. Bangkok was the leading destination for the reporting period with an increase of 73.7%, followed by Sydney + 40.8% and Tokyo +62.9%.

Results in Detail

	January 2003	Change vs. 2002 in %:
Passengers (arrival + departure + transfer):	817,919	+15.1
Transfer passengers:	306,766	+25.1
Flight movements (arrival + departure):	15,138	+7.3
Cargo in tonnes (take-offs + landings):	12,348	+16.4
Maximum Take Off Weight (in tonnes):	406,441	+12.4

For additional information contact: Hans Mayer (+43-1-)7007-23000

Financial Calendar 2003

Results 2002:	03 April 2003
Annual General Meeting:	24 April 2003
Ex-Dividend Day:	29 April 2003
Payment date:	06 May 2003
First Quarter Results 2003:	15 May 2003
Interim Financial Statements 2003:	28 Aug. 2003
Third Quarter Results 2003:	13 Nov. 2003

03/03 .... M/MY .... 13 February 2003